

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2020

Karen G. Narwold
EVP, Chief Administrative Officer and General Counsel
Albemarle Corporation
4250 Congress Street, Suite 900
Charlotte, North Carolina 28209

      Re: Albemarle Corporation
          Registration Statement on Form S-4
          Filed June 10, 2020
          File No. 333-239081

Dear Ms. Narwold:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jason L. Drory at 202-551-8342 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Lisa Jacobs